Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

ANNOUNCEMENT OF RESULTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended December 31, 2023, together with the comparative figures for the year ended June 30, 2023. These results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us”, “our” and “MINISO” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the year ended June 30,	For the six months ended December 31,
	2023	2022	2023

	(Renminbi (“RMB”) in thousands, except percentages and per share data)
Revenue	11,473,208	5,266,878	7,632,467
Gross profit	4,443,052	1,985,660	3,241,039
Operating profit	2,223,011	957,070	1,553,707
Profit before taxation	2,333,614	1,005,409	1,652,742
Profit for the year/period	1,781,829	763,911	1,256,077
Profit for the year/period attributable to:
– Equity shareholders of the Company	1,768,926	764,090	1,248,405
– Non-controlling interests	12,903	(179)	7,672
Earnings per share
–Basic (RMB)	1.42	0.61	1.00
–Diluted (RMB)	1.41	0.61	1.00
Adjusted net profit (a non-IFRS measure)	1,844,711	790,491	1,302,509
Adjusted net earnings per share (a non-IFRS measure)
–Basic (RMB)	1.47	0.64	1.04
–Diluted (RMB)	1.46	0.63	1.04

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted net profit and adjusted basic and diluted net earnings per share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO computes adjusted basic and diluted net earnings per share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per share, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit, a non-IFRS measure, for the year ended June 30, 2023 and for the six months ended December 31, 2022 and 2023 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the year/period.

	For the year ended June 30,	For the six months ended December 31,
	2023	2022	2023

	(RMB in thousands)
Profit for the year/period	1,781,829	763,911	1,256,077

Add back:
Equity-settled share-based payment expenses	62,882	26,580	46,432

Adjusted net profit (a non-IFRS measure)	1,844,711	790,491	1,302,509

CHANGE OF FINANCIAL YEAR END DATE

On January 17, 2024, the Board announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the accompanying consolidated financial statements for the current financial period cover a period of six months from July 1, 2023 to December 31, 2023 (“six months ended December 31, 2023”). Certain comparative figures, however, are for the year ended June 30, 2023, and hence may not be directly comparable.

BUSINESS REVIEW AND OUTLOOK

Business Review for the six months ended December 31, 2023

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Our flagship brand “MINISO” offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability.

During the six months ended December 31, 2023, the total number of MINISO stores in China and overseas markets increased from 5,791 as of June 30, 2023 to 6,413 as of December 31, 2023. The number of TOP TOY stores increased from 118 as of June 30, 2023 to 148 as of December 31, 2023. For the six months ended December 31, 2023, the aggregate GMV of the Group reached approximately RMB14.3 billion.

Brands and Products

For the six months ended December 31, 2023, we launched an average of around 930 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of around 9,500 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the TOP TOY brand, we offered around 8,400 SKUs as of December 31, 2023 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

Store Network

As of December 31, 2023, we served consumers primarily through a network of around 6,400 MINISO stores, including over 3,900 MINISO stores in China and around 2,500 MINISO stores in overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

	As of June 30, 2023	As of December 31, 2023
Number of MINISO stores
China	3,604	3,926
Directly operated stores	15	26
Stores operated under MINISO Retail Partner model	3,569	3,878
Stores operated under distributor model	20	22
Overseas	2,187	2,487
Directly operated stores	176	238
Stores operated under MINISO Retail Partner model	252	283
Stores operated under distributor model	1,759	1,966

Total	5,791	6,413

We have also expanded our TOP TOY store network in China. As of December 31, 2023, we had a total of 148 TOP TOY stores, all of which were located in China.

	As of June 30, 2023	As of December 31, 2023
Number of TOP TOY stores
Directly operated stores	9	14
Stores operated under MINISO Retail Partner model	109	134

Total	118	148

Store operations in China

As of December 31, 2023, apart from 26 directly operated MINISO stores, 22 distributor MINISO stores and 14 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in China were operated under the MINISO Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	For the year ended June 30, 2023	For the six months ended December 31, 2023
Directly operated stores
Number of stores at the beginning of the period	14	15
Number of new stores opened during the period	7	13
Number of closed stores during the period(1)	6	2
Net increase in number of stores during the period	1	11
Number of stores at the end of the period	15	26

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	3,195	3,569
Number of new stores opened during the period	546	601
Number of closed stores during the period(1)	172	292
Net increase in number of stores during the period	374	309
Number of stores at the end of the period	3,569	3,878

Stores operated under distributor model
Number of stores at the beginning of the period	17	20
Number of new stores opened during the period	3	2
Number of closed stores during the period	–	–
Net increase in number of stores during the period	3	2
Number of stores at the end of the period	20	22

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners for other considerations, as applicable.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers as of the dates indicated:

	As of June 30, 2023	As of December 31, 2023
Number of MINISO stores in China
First-tier cities	474	522
Second-tier cities	1,496	1,617
Third- or lower-tier cities	1,634	1,787

Total	3,604	3,926

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. The following table shows the number of our MINISO Retail Partners in China for the periods indicated:

	For the year ended June 30, 2023	For the six months ended December 31, 2023
Number of MINISO Retail Partners at the beginning of the period(1)	921	1,040
Number of new MINISO Retail Partners during the period(2)	230	82
Number of terminated MINISO Retail Partners during the period	111	58
Net increase in number of MINISO Retail Partners during the period(2)	119	24
Number of MINISO Retail Partners at the end of the period(1)	1,040	1,064

Notes:

(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	We added 82 new MINISO Retail Partners for the six months ended December 31, 2023, mainly due to our store expansion strategy into more lower-tier cities in China, which demands us to cooperate with more long-tail MINISO Retail Partners with local resources for store expansion purposes.

As of December 31, 2023, there were 1,049 MINISO Retail Partners invested in MINISO stores in China, and 579 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the six months ended December 31, 2023. As of the date of this announcement, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 18 and 15 MINISO Retail Partners operating TOP TOY stores as of June 30, 2023 and December 31, 2023, respectively.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of December 31, 2023, in overseas markets, there were 238 stores directly operated by us and 2,249 MINISO Retail Partner stores and stores operated under the distributor model. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	For the year ended June 30, 2023	For the six months ended December 31, 2023
Directly operated stores
Number of stores at the beginning of the period	133	176
Number of new stores opened during the period	76	87
Number of closed stores during the period(1)	33	25
Net increase in number of stores during the period	43	62
Number of stores at the end of the period	176	238

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	208	252
Number of new stores opened during the period	69	55
Number of closed stores during the period(1)	25	24
Net increase in number of stores during the period	44	31
Number of stores at the end of the period	252	283

Stores operated under distributor model
Number of stores at the beginning of the period	1,632	1,759
Number of new stores opened during the period	314	247
Number of closed stores during the period(1)	187	40
Net increase in number of stores during the period	127	207
Number of stores at the end of the period	1,759	1,966

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the year ended June 30, 2023	For the six months ended December 31, 2023
Number of distributors at the beginning of the period(1)	200	229
Number of new distributors during the period(2)	42	8
Number of terminated distributors during the period(2)	13	7
Net increase in number of distributors during the period	29	1
Number of distributors at the end of the period(1)	229	230

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of June 30, 2023 and December 31, 2023, we had 61 and 78 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the six months ended December 31, 2023 was primarily due to the increase in the number of MINISO Retail Partners in Indonesia and Vietnam.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in China and overseas markets, respectively:

	For the year ended June 30, 2023	For the six months ended December 31, 2023

	(RMB in millions)
MINISO stores in China
Total GMV(1)	10,671	6,895
Average revenue per MINISO store for the year/period(2)	2.1	1.2
Number of transactions (in millions)	283.8	183.2
Sales volume of SKUs (in millions)	814.5	484.4
Average spending per transaction (RMB)	37.6	37.6
Average selling price (RMB)	13.1	14.2

Notes:

(1)	Includes GMV generated through MINISO offline stores and Online to Offline (“O2O”) platforms.

(2)	Average revenue per MINISO store for the year/period is calculated as (a) revenue of MINISO brand in China divided by (b) the average number of MINISO stores in China at the beginning and the end of the relevant period.

	For the year ended June 30, 2023	For the six months ended December 31, 2023

	(RMB in millions)
MINISO stores in overseas markets
Total GMV	9,072	6,452
Asian countries excluding China	3,664	2,323
Americas	4,204	3,235
Europe	650	575
Others	554	319

Average revenue per MINISO store for the year/period(1)	1.8	1.2
Asian countries excluding China	1.6	0.9
Americas	3.0	2.1
Europe	0.8	0.7
Others	0.6	0.4

Note:

(1)	Average revenue per MINISO store for the year/period is calculated as (a) revenue of MINISO brand in overseas markets divided by (b) the average number of MINISO stores in overseas markets at the beginning and the end of the relevant period.

The following table sets forth the GMV of MINISO brand in China through online channels for the periods indicated:

	For the year ended June 30, 2023	For the six months ended December 31, 2023

	(RMB in millions)
MINISO brand in China
Total GMV through online channels(1)	670	321

Note:

(1)	Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in China. For the six months ended December 31, 2023, TOP TOY brand achieved a total GMV of RMB539.5 million through multi-channels. The following table sets forth certain of our key operating data of TOP TOY stores:

	For the year ended June 30, 2023	For the six months ended December 31, 2023

	(RMB in millions)
TOP TOY stores
Total GMV	606	445
Average revenue per TOP TOY store for the year/period(1)	5.0	2.8
Number of transactions (in millions)	4.9	3.8
Sales volume of SKUs (in millions)	9.5	7.1
Average spending per transaction (RMB)	123.7	118.7
Average selling price (RMB)	63.9	62.5

Note:

(1)	Average revenue per TOP TOY store for the year/period is calculated as (a) revenue of TOP TOY brand divided by (b) the average number of TOP TOY stores at the beginning and the end of the relevant period.

The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated:

	As of June 30, 2023	As of December 31, 2023
MINISO Retail Partners
Average number of stores operated(1)	3.6	3.5
Distributors
Average number of stores operated(2)	8.0	8.2

Notes:

(1)	Average number of stores operated by MINISO Retail Partners is calculated as (a) the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period divided by (b) the average number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2)	Average number of stores operated by distributors is calculated as (a) the average number of stores operated under the distributor model at the beginning and the end of the relevant period divided by (b) the average number of distributors at the beginning and the end of the relevant period.

Recent Developments

Operational Update

According to the Company’s preliminary estimates, its major operations achieved the following updates:

January and February 2024: For the two months ended February 29, GMV of MINISO’s offline stores in China increased by around 13% year over year, GMV of MINISO’s overseas business increased by around 40% year over year.

Highlights of MINISO Investor Day

On January 18, 2024, the Company hosted the MINISO 2024 Investor Day to enhance communications and share development strategy of the Company for the next five years with the investors. The Company brought up its vision of steering itself to become the world’s No.1 IP design retail group with an emphasis on production innovation (IP design), affordability and globalization.

Business Outlook

In spite of the uncertainties brought by the macro environment, looking forward to 2024, we will remain focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network. Going forward, we expect to further grow our business by pursuing the following strategies.

Engaged in global competition, we will take cost advantages and product differentiation as key points. While sticking to our value-for-money proposition, we will continue to produce high-quality products featuring IP design to make lifestyle products more fashionable and trendy.

At the same time, we will actively implement the “Super Store” strategy to build a strong brand image in consumers’ minds. We are also targeting “Big Beauty”, “Big Toys” and “Big IPs” as super categories, and further exploring the room for improving average GMV per store.

In China, we will expand and upgrade our store network by capitalizing on the opportunities in lower-tier cities and taking on more new MINISO Retail Partners to further penetrate into the cities that we have already covered.

For overseas markets, we will further expand our store network by adopting a flexible operating model for each market, and will continue to expand our presence in strategic markets such as North America, Asia and Europe.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the year ended	For the six months ended December 31,
	June 30,	2022	2023
	2023	(unaudited)	(unaudited)

	(RMB in thousands)
Revenue	11,473,208	5,266,878	7,632,467
Cost of sales	(7,030,156)	(3,281,218)	(4,391,428)

Gross profit	4,443,052	1,985,660	3,241,039
Other income	17,935	14,311	18,993
Selling and distribution expenses	(1,716,093)	(798,127)	(1,363,114)
General and administrative expenses	(633,613)	(313,908)	(357,689)
Other net income	114,106	72,850	21,105
Reversal of credit loss/(credit loss) on trade and other receivables	1,072	(3,716)	(2,080)
Impairment loss on non-current assets	(3,448)	–	(4,547)

Operating profit	2,223,011	957,070	1,553,707
Finance income	145,225	64,684	123,969
Finance costs	(34,622)	(16,345)	(25,202)

Net finance income	110,603	48,339	98,767
Share of profit of equity-accounted investees, net of tax	–	–	268

Profit before taxation	2,333,614	1,005,409	1,652,742
Income tax expense	(551,785)	(241,498)	(396,665)

Profit for the year/period	1,781,829	763,911	1,256,077

Profit for the year/period attributable to:
– Equity shareholders of the Company	1,768,926	764,090	1,248,405
– Non-controlling interests	12,903	(179)	7,672

Six months ended December 31, 2023 compared to the year ended June 30, 2023

Revenue

Our total revenue was RMB7,632.5 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB11,473.2 million), which was consisted of 63.5% revenue generated in China and 36.5% revenue generated in overseas markets.

Cost of Sales

Our cost of sales was RMB4,391.4 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB7,030.2 million).

Gross Profit and Gross Margin

Our gross profit was RMB3,241.0 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB4,443.1 million), and gross margin was 42.5% for the six months ended December 31, 2023 (for the year ended June 30, 2023: 38.7%). The increase in gross margin was mainly attributable to (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income was RMB19.0 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB17.9 million), which was mainly attributable to government grants and income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB1,363.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB1,716.1 million). Excluding share-based compensation expenses, our selling and distribution expenses were RMB1,321.6 million (for the year ended June 30, 2023: RMB1,671.3 million), which was primarily due to the increase in (i) personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company’s business, (ii) depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) promotion and advertising expenses, mainly in connection with the Company’s brand upgrade and the opening of new stores in overseas markets.

General and Administrative Expenses

Our general and administrative expenses were RMB357.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB633.6 million). Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB352.8 million (for the year ended June 30, 2023: RMB615.6 million), which were primarily accounted for (i) personnel-related expenses in relation to the growth of our business, (ii) expenses in relation to operational services provided by the third-parties, and (iii) depreciation and amortization expenses.

Other Net Income

Our other net income was RMB21.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB114.1 million), which was primarily accounted for (i) the increase in fair value of an investment in an unlisted limited partnership enterprise, and (ii) investment income from other investments, partially offset by net foreign exchange loss.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB4.5 million and RMB3.4 million for the six months ended December 31, 2023 and for the year ended June 30, 2023, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB2,223.0 million).

Net Finance Income

Our net finance income was RMB98.8 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB110.6 million), which was accounted for the interest income from bank deposits.

Income Tax Expense

We recorded income tax expense of RMB396.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB551.8 million).

Profit for the Year/Period

As a result of the foregoing, we recorded a profit for the period of RMB1,256.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB1,781.8 million).

Current Ratio

Our current ratio was 2.3 as of December 31, 2023, compared to 2.5 as of June 30, 2023. The change in current ratio was primarily due to the increase in trade and other payables and lease liabilities.

Six months ended December 31, 2023 compared to six months ended December 31, 2022

Revenue

Our total revenue increased by 44.9% from RMB5,266.9 million for the six months ended December 31, 2022 to RMB7,632.5 million for the six months ended December 31, 2023, mainly attributable to (i) an increase of 46.3% in revenue from overseas markets, and (ii) an increase of 44.1% in revenue from China.

Revenue generated from our operations in China was RMB4,843.1 million for the six months ended December 31, 2023, increasing by 44.1% from RMB3,360.2 million for the six months ended December 31, 2022. The year-over-year increase in revenue from the China market was primarily due to (i) a year-over-year increase of approximately 44.6% in revenue from MINISO in China, and (ii) a year-over-year increase of approximately 65.8% in revenue from TOP TOY in China. Revenue generated from overseas markets was RMB2,789.3 million for the six months ended December 31, 2023, increasing by 46.3% from RMB1,906.7 million for the six months ended December 31, 2022.

Cost of Sales

Our cost of sales was RMB4,391.4 million for the six months ended December 31, 2023, increased by 33.8% compared to cost of sales of RMB3,281.2 million for the six months ended December 31, 2022.

Gross Profit and Gross Margin

Gross profit increased by 63.2% from RMB1,985.7 million for the six months ended December 31, 2022 to RMB3,241.0 million for the six months ended December 31, 2023, and gross margin increased from 37.7% to 42.5% for the same periods. The increase in gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income increased by 32.7% from RMB14.3 million for the six months ended December 31, 2022 to RMB19.0 million for the six months ended December 31, 2023, primarily due to an increase in income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 70.8% from RMB798.1 million for the six months ended December 31, 2022 to RMB1,363.1 million for the six months ended December 31, 2023. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB781.5 million to RMB1,321.6 million for the same periods. The increase was primarily attributable to (i) increased personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company’s business, (ii) increased depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) increased promotion and advertising expenses, mainly in connection with the Company’s brand upgrade and the opening of new stores in overseas markets.

General and Administrative Expenses

Our general and administrative expenses increased by 13.9% from RMB313.9 million for the six months ended December 31, 2022 to RMB357.7 million for the six months ended December 31, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 16.1% from RMB304.0 million to RMB352.8 million for the same periods, which was primarily due to increased personnel-related expenses in relation to the growth of our business.

Other Net Income

Our other net income was RMB21.1 million for the six months ended December 31, 2023, compared to other net income of RMB72.9 million for the six months ended December 31, 2022. The decrease was mainly due to net foreign exchange loss, partially offset by net change in fair value of other investments.

Impairment Loss on Non-current Assets

For the six months ended December 31, 2022, we did not record any impairment loss on non-current assets. For the six months ended December 31, 2023, we recorded impairment loss on non-current assets of RMB4.5 million, which was related to our directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million for the six months ended December 31, 2023, representing an increase of 62.3% from RMB957.1 million for the six months ended December 31, 2022.

Net Finance Income

Our net finance income increased by 104.3% from RMB48.3 million for the six months ended December 31, 2022 to RMB98.8 million for the six months ended December 31, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Income Tax Expense

We recorded income tax expense of RMB396.7 million for the six months ended December 31, 2023, compared to RMB241.5 million for the six months ended December 31, 2022.

Profit for the Period

As a result of the foregoing, our profit for the period increased by 64.4% from RMB763.9 million for the six months ended December 31, 2022 to RMB1,256.1 million for the six months ended December 31, 2023.

Current Ratio

Our current ratio was 2.3 as of December 31, 2023, compared to 2.4 as of December 31, 2022. The change in current ratio was primarily due to an increase in trade and other payables and lease liabilities.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the six months ended December 31, 2023, we funded our cash requirements principally through cash generated from our operations. As of December 31, 2023, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,887.0 million (as of June 30, 2023: RMB7,303.3 million).

Significant Investments

We did not make or hold any significant investments during the six months ended December 31, 2023.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended December 31, 2023.

Pledge of Assets

As of December 31, 2023, none of our Group’s assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments or Capital Assets

As of December 31, 2023, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2023, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or American Depositary Shares (“ADSs”) or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which is valid from April 1, 2023 to March 31, 2024. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we have met the commitment for the calendar year of 2023 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of December 31, 2023.

Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group’s franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30.0 million.

As of December 31, 2023, the final judgment has been made by the court that the first instance judgment should be upheld, and the application of appeal filed by the Group has been dismissed. We paid RMB30.0 million to the plaintiff during the six months ended December 31, 2023.

Securities class action

In August 2022, a putative federal securitier class action was filed against the Company and certain of its officers and Directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Lead plaintiff has until March 22, 2024 to file a motion for reconsideration of the court’s decision and April 10, 2024 to file a further amended complaint. As of December 31, 2023, the Directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of December 31, 2023, our capital commitment was RMB837.2 million, which was mainly attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 4,964 full-time employees as of December 31, 2023, including 2,375 in China and 2,589 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

Function	Number of Employees
Product Development and Supply Chain Management	938
General and Administrative	487
Operations	2,948
Sales and Marketing	137
Technology	202
Business Development	148
Logistics	104
Total	4,964

Our total remuneration cost incurred for the six months ended December 31, 2023 was RMB580.8 million, while it was RMB819.6 million for the year ended June 30, 2023.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

REVISION OF ANNUAL CAPS AND RENEWAL OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS

Reference is made to the annual results announcement of the Company dated September 15, 2023 (“2023 ARA”) in relation to the continuing connected transactions of the Company and the announcement in relation to the change of financial year end date of the Company dated January 17, 2024.

Pursuant to the framework agreement (the “IP Licensing, Sales and Distribution Framework Agreement”) entered between Miniso Hong Kong Limited (“MINISO HK”), for itself and on behalf of other members of the Group, and MINISO Lifestyle Nigeria Limited (“MINISO Nigeria”) on June 27, 2022, MINISO HK grants to MINISO Nigeria (i) exclusive licenses for the use of certain intellectual property rights in Nigeria owned by MINISO HK, including but not limited to trademarks, particular package and decoration, patents, technical know-how and operation standard (the “Licensed IP Rights”) that are owned by us charged by a one-off license fee based on the term of the licensing arrangement; and (ii) an exclusive right to establish MINISO stores in Nigeria as a distributor of the Group, with effect from July 13, 2022. MINISO Nigeria will use the Licensed IP Rights within the scope specified in the IP Licensing, Sales and Distribution Framework Agreement. In addition, under the agreement, MINISO HK will sell and distribute to MINISO Nigeria the products under the brand of MINISO, including products which comprise intellectual property licensed by external IP licensors collaborating with the brand of MINISO.

The existing annual caps of the transaction amount in respect of the IP Licensing, Sales and Distribution Framework Agreement were as follows:

	For the year ending
	June 30,
	2024	2025

	(RMB in million)
Annual caps in respect of the IP Licensing, Sales and Distribution Framework Agreement	36.0	50.0

In order to align with the new financial year end date of the Company, MINISO Development Hong Kong Limited (“MINISO Development HK”) for itself and on behalf of other members of the Group, entered into a revised framework agreement (the “Revised IP Licensing, Sales and Distribution Framework Agreement”) with MINISO Nigeria on March 12, 2024 with a term commencing on the date of the agreement and ending on December 31, 2026 (both days inclusive).

The annual caps for the Revised IP Licensing, Sales and Distribution Framework Agreement having aligned with the new financial year end dates are set as follows:

	For the year ending December 31,
	2024	2025	2026

	(RMB in million)
Annual caps in respect of the Revised IP Licensing, Sales and Distribution Framework Agreement	46.0	52.0	66.0

Furthermore, in light of the change of financial year end, the annual cap for the six months ended December 31, 2023 has been revised to be RMB18.0 million, which has been pro-rated with reference to the previous annual cap of RMB36.0 million for the year ending June 30, 2024 before the change of the financial year end.

Basis for the annual caps

The annual caps for the Revised IP Licensing, Sales and Distribution Framework Agreement were determined with reference to:

(a)	the historical transaction amounts and the existing agreements and projects between the Group and MINISO Nigeria;

(b)	the expected demand of MINISO Nigeria for the products based on their business needs;

(c)	the pricing policy of the Group with reference to the comparable profit margin of other overseas distributors of the Company and the prevailing profit margin in the market for comparable products; and

(d)	the resources budgeted by Group for the supply of products to MINISO Nigeria.

Reasons for revising the annual caps

To align with the new financial year end date of the Company, the Company proposed to revise the annual caps for the existing continuing connected transactions, such that the revised annual caps, to the extent possible, will cover the years ending December 31.

The Board (including the independent non-executive Directors) is of the view that the revised annual caps of the Revised IP Licensing, Sales and Distribution Framework Agreement are on normal commercial terms, which are fair and reasonable, and in the interest of the Company and the shareholders of the Company as a whole.

Reasons for and benefits of the transaction

As the Licensed IP Rights has obtained wide consumer and social recognition with substantial reputation and goodwill in the “MINISO” brand, the Directors considered that granting of the Licensed IP Rights to MINISO Nigeria, being the Group’s distributor, will enable MINISO Nigeria to leverage on the popularity and reputation of the Group, thereby further promote the sale of IP Licensed Products and contribute to the growth of the Group’s business.

The Directors (including the independent non-executive Directors) are of the view that the Revised IP Licensing, Sales and Distribution Framework Agreement is entered into on normal commercial terms that are fair and reasonable, in the ordinary and usual course of business of the Company, and in the interests of the Company and the shareholders as a whole.

Pricing policy

The price of the products shall be fair and reasonable and determined with reference to the cost of production of the relevant products, plus a profit margin of a range between 30% to 40% determined through arm’s length negotiation with reference to the comparable profit margin of other overseas distributors of the Company and the prevailing profit margin in the market for comparable products.

The license fee is a one-off fixed fee of up to RMB6.0 million for the term of the relevant agreement. It is determined based on various factors, including but not limited to location of the stores, local economic conditions and the number of stores owned by the relevant distributors. The license fees may be waived for distributors who operate a large number of stores and/or with whom the Company has had a long-term relationship.

Historical transaction amounts

The historical transaction amounts for the year ended June 30, 2022 were nil. The transaction amounts for the year ended June 30, 2023 were approximately RMB18.0 million and approximately RMB11.6 million for the six months ended December 31, 2023.

Listing Rules implications

Mr. Ye is the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company and therefore a connected person of the Company under the Rules Governing the Listing of Securities on the HKEX (the “Listing Rules”).

As MINISO Nigeria is controlled by YGF MC Limited which is wholly-owned by Mr. Ye, MINISO Nigeria is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Revised IP Licensing, Sales and Distribution Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Save for Mr. Ye, none of the Directors had a material interest in the matters contemplated therein nor was any of them required to abstain from voting on the relevant Board resolutions approving the Revised IP Licensing, Sales and Distribution Framework Agreement and the transactions contemplated thereunder.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of revised annual caps of the transactions under the Revised IP Licensing, Sales and Distribution Framework Agreement are more than 0.1% but less than 5%, the transactions under the Revised IP Licensing, Sales and Distribution Framework Agreement constitute continuing connected transactions for the Company which will continue to be subject to the reporting, announcement and annual review requirements, but exempt from independent shareholders’ approval requirements pursuant to Rule 14A.76(2) of the Listing Rules.

Information of the parties

The Group: The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, America, Europe and certain other countries.

MINISO Development HK: MINISO Development HK is a limited liability company incorporated in Hong Kong on February 26, 2020 and an indirect wholly-owned subsidiary of the Company. It is principally engaged in commodity trading and brand management.

MINISO Nigeria: MINISO Nigeria is a limited liability company established under the laws of Nigeria on May 3, 2017. It is controlled by YGF MC Limited which is wholly-owned by Mr. Ye. MINISO Nigeria is a distributor of the Company and is principally engaged in the distribution of lifestyle products to retail customers in Nigeria.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

We have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 (formerly Appendix 14) to the Listing Rules for the six months ended December 31, 2023, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye Guofu (“Mr. Ye”) currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 (formerly Appendix 10) to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On November 15, 2022, The Stock Exchange of Hong Kong Limited (the “HKEX”) granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Ye.

Specific enquiry has been made to all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the six months ended December 31, 2023.

BOARD COMMITTEES

To oversee particular aspects of the Company’s affairs, the Board has established three Board committees, including the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) (together, the “Board Committees”). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed the unaudited consolidated results of the Company for the six months ended December 31, 2023 and has met with the independent auditor, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the six months ended December 31, 2023 is still in progress. The figures in respect of the Company’s unaudited consolidated statement of financial position, unaudited consolidated statement of profit or loss, unaudited consolidated statement of profit or loss and other comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated statement of cash flows and the related notes thereto as of and for the six months ended December 31, 2023 as set out in the preliminary announcement have been compared by the Company’s auditor, KPMG, to the amounts set out in the Company’s draft consolidated financial statements for the period and the amounts were found to be in agreement. The work performed by KPMG in this respect did not constitute an audit, review or other assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a)	to review and make recommendations to the Board with respect to Directors’ compensation;

(b)	to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c)	to review and approve the compensation of our other executive officers and senior management.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a)	in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)	in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of our Company.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended December 31, 2023, the Company repurchased a total of 708,400 ordinary shares of the Company (the “Shares”) at an aggregate consideration (including all the relevant expenses) of HK$26,290,421 on the HKEX and a total of 362,527 ADSs at an aggregate consideration (including all the relevant expenses) of US$6,981,016 on the New York Stock Exchange.

Particulars of the repurchases made by the Company during the six months ended December 31, 2023 are as follows:

HKEX

	No. of Shares	Price paid per Share		Aggregate consideration paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(HK$)	(HK$)	(HK$)
December 2023	708,400	37.85	36.35	26,290,421

New York Stock Exchange

	No. of Shares	Price paid per Share		Aggregate consideration paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(US$)	(US$)	(US$)
December 2023	1,450,108	4.9825	4.57	6,981,016

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the HKEX or on the New York Stock Exchange during the six months ended December 31, 2023.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares were listed on the Main Board of the HKEX (the “Listing”). The net proceeds from the global offering were HK$482.1 million. As of December 31, 2023, there has been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 30, 2022. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 48 months from the Listing.

As of December 31, 2023, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of total net proceeds	Amount of net proceeds	Unutilized amount as at June 30, 2023	Amount of net proceeds utilized during the six months ended December 31, 2023	Amount of net proceeds unutilized amount as of December 31, 2023
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Store network expansion and upgrade	25%	120.5	–	–	–
Supply chain improvement and product development	20%	96.4	–	–	–
Strengthen our technology capabilities	20%	96.4	49.4	28.8	20.6
Invest in brand promotion and incubation	20%	96.4	–	–	–
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business	5%	24.2	–	–	–
Working capital and general corporate purposes	10%	48.2	–	–	–
Total	100%	482.1	49.4	28.8	20.6

Dividend

On March 12, 2024, the Board approved the distribution of a special cash dividend in the amount of US$0.2900 per ADS or US$0.0725 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on March 28, 2024, New York Time and Beijing/Hong Kong Time, respectively. The payment date is expected to be on April 9, 2024 for holders of ordinary shares and around April 12, 2024 for holders of ADSs. The ex-dividend date will be March 27, 2024. The aggregate amount of cash dividend to be paid is approximately US$90.5 million (RMB651.5 million at an exchange rate of RMB7.1977 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended December 31, 2023 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of ordinary shares, in order to qualify for the special dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on March 28, 2024 (Beijing/Hong Kong Time).

Unaudited Consolidated Statement of Profit or Loss

(Expressed in thousands of Renminbi, except for per share data)

	Note	For the year ended June 30, 2023	For the six months ended December 31, 2023
		RMB’000	RMB’000
Revenue	3	11,473,208	7,632,467
Cost of sales	5	(7,030,156)	(4,391,428)
Gross profit		4,443,052	3,241,039
Other income	4	17,935	18,993
Selling and distribution expenses	5	(1,716,093)	(1,363,114)
General and administrative expenses	5	(633,613)	(357,689)
Other net income	6	114,106	21,105
Reversal of credit loss/(credit loss) on trade and other receivables		1,072	(2,080)
Impairment loss on non-current assets		(3,448)	(4,547)

Operating profit		2,223,011	1,553,707
Finance income		145,225	123,969
Finance costs		(34,622)	(25,202)

Net finance income	7	110,603	98,767

Share of profit of equity-accounted investees, net of tax		–	268

Profit before taxation		2,333,614	1,652,742
Income tax expense	8	(551,785)	(396,665)

Profit for the year/period		1,781,829	1,256,077

Attributable to:
Equity shareholders of the Company		1,768,926	1,248,405
Non-controlling interests		12,903	7,672

Profit for the year/period		1,781,829	1,256,077

Earnings per share
Basic earnings per share (RMB)	9	1.42	1.00
Diluted earnings per share (RMB)	9	1.41	1.00

Unaudited Consolidated Statement of Profit or Loss and other Comprehensive Income

(Expressed in thousands of Renminbi)

	For the year ended June 30, 2023	For the six months ended December 31, 2023
	RMB’000	RMB’000
Profit for the year/period	1,781,829	1,256,077

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	41,198	(32,504)
Other comprehensive income/(loss) for the year/period	41,198	(32,504)
Total comprehensive income for the year/period	1,823,027	1,223,573

Attributable to:
Equity shareholders of the Company	1,803,797	1,217,804
Non-controlling interests	19,230	5,769
Total comprehensive income for the year/period	1,823,027	1,223,573

Unaudited Consolidated Statement of Financial Position

(Expressed in thousands of Renminbi)

		As at June 30,	As at December 31,
	Note	2023	2023
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	10	534,634	769,306
Right-of-use assets	11	2,552,600	2,900,860
Intangible assets		25,277	19,554
Goodwill		21,069	21,643
Deferred tax assets		161,617	104,130
Other investments	12	73,870	90,603
Trade and other receivables	14	74,641	135,796
Term deposits		100,000	100,000
Interests in equity-accounted investees		–	15,783
		3,543,708	4,157,675

Current assets
Other investments	12	205,329	252,866
Inventories	13	1,450,519	1,922,241
Trade and other receivables	14	1,150,156	1,518,357
Cash and cash equivalents	15	6,489,213	6,415,441
Restricted cash	16	27,073	7,970
Term deposits		581,715	210,759
		9,904,005	10,327,634
Total assets		13,447,713	14,485,309

		As at June 30,	As at December 31,
	Note	2023	2023
		RMB’000	RMB’000
EQUITY
Share capital	18	95	95
Additional paid-in capital	18	7,254,871	6,331,375
Other reserves		1,106,718	1,114,568
Retained earnings		539,331	1,722,157

Equity attributable to equity shareholders of the Company		8,901,015	9,168,195
Non-controlling interests		17,253	23,022
Total equity		8,918,268	9,191,217

LIABILITIES
Non-current liabilities
Contract liabilities		46,754	40,954
Loans and borrowings		7,215	6,533
Other payables	17	–	12,411
Lease liabilities		556,801	797,986
Deferred income		33,080	29,229
		643,850	887,113

Current liabilities
Loans and borrowings		–	726
Trade and other payables	17	3,019,302	3,389,826
Contract liabilities		292,887	324,028
Lease liabilities		328,933	447,319
Deferred income		6,778	6,644
Current taxation		237,695	238,436
		3,885,595	4,406,979
Total liabilities		4,529,445	5,294,092
Total equity and liabilities		13,447,713	14,485,309

Unaudited Consolidated Statement of Changes in Equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	(Accumulated losses)/ retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 18		Note 18		Note 18
Balance at July 1, 2022	92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

Changes in equity for the year ended June 30, 2023
Profit for the year	–		–	–	–	–	–	–	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year	–		–	–	–	–	34,871	–	–	34,871	6,327	41,198
Total comprehensive income for the year	–		–	–	–	–	34,871	–	1,768,926	1,803,797	19,230	1,823,027

Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	3		408,018	–	–	–	–	–	–	408,021	–	408,021
Dividend declared	–		(370,787)	–	–	–	–	–	–	(370,787)	–	(370,787)
Offset of accumulated losses	–		(730,898)	–	–	–	–	–	730,898	–	–	–
Exercise of options and subscription of restricted share units	–	*	380	–	–	–	–	–	–	380	–	380
Release of ordinary shares from share incentive plan	–	*	(616)	–	616	–	–	–	–	–	–	–
Repurchase of shares	–		–	–	(32,711)	–	–	–	–	(32,711)	–	(32,711)
Cancellation of shares	–	*	(31,841)	–	31,841	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	62,882	–	–	–	62,882	–	62,882
Appropriation to statutory reserve	–		–	–	–	–	–	15,912	(15,912)	–	–	–
Acquisition of non-controlling interests	–		(2,209)	–	–	–	–	–	–	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	–		–	–	–	–	–	–	–	–	99	99
Balance at June 30, 2023	95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

* The amount was less than RMB1,000.

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 18		Note 18		Note 18
Balance at July 1, 2023	95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268
Changes in equity for the six months ended December 31, 2023
Profit for the period	–		–	–	–	–	–	–	1,248,405	1,248,405	7,672	1,256,077
Other comprehensive income for the period	–		–	–	–	–	(30,601)	–	–	(30,601)	(1,903)	(32,504)
Total comprehensive income for the period	–		–	–	–	–	(30,601)	–	1,248,405	1,217,804	5,769	1,223,573
Dividend declared	–		(923,664)	–	–	–	–	–	–	(923,664)	–	(923,664)
Exercise of options and subscription of restricted share units	–	*	168	–	–	–	–	–	–	168	–	168
Repurchase of shares	–		–	–	(73,560)	–	–	–	–	(73,560)	–	(73,560)
Equity settled share-based transactions	–		–	–	–	46,432	–	–	–	46,432	–	46,432
Appropriation to statutory reserve	–		–	–	–	–	–	65,579	(65,579)	–	–	–
Balance at December 31, 2023	95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

* The amount was less than RMB1,000.

Unaudited Consolidated Statement of Cash Flows

(Expressed in thousands of Renminbi)

		For the year ended June 30,	For the six months ended December 31,
	Note	2023	2023
		RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations		2,084,952	1,448,307
Income tax paid		(418,922)	(350,766)
Net cash from operating activities		1,666,030	1,097,541

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(174,147)	(264,766)
Proceeds from disposal of property, plant and equipment and intangible assets		5,224	427
Refund of prepayments		200,000	–
Payments for purchases of other investments		(7,880,763)	(2,553,982)
Proceeds from disposal of other investments		7,808,395	2,503,982
Placement of term deposits		(761,371)	(210,405)
Release of term deposits		316,542	581,371
Interest income		145,225	122,231
Investment income from other investments		42,921	14,281
Payments for investments in equity-accounted investees		–	(16,066)
Acquisition of a subsidiary, net of cash acquired		4,568	–
Net cash (used in)/from investing activities		(293,406)	177,073

		For the year ended June 30,	For the six months ended December 31,
	Note	2023	2023
		RMB’000	RMB’000
Cash flows from financing activities
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		469,683	–
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options		382	168
Repayment of loans and borrowings		(206)	–
Payment of capital element and interest element of lease liabilities		(346,008)	(236,519)
Payments of repurchase of shares		(32,711)	(73,560)
Prepayments for repurchase of shares		(3,693)	(87,324)
Dividends paid		(370,787)	(923,664)
Payments of listing expenses relating to Hong Kong public offering		(42,616)	–
Net cash used in financing activities		(325,956)	(1,320,899)

Net increase/(decrease) in cash and cash equivalents		1,046,668	(46,285)
Cash and cash equivalents at the beginning of the year/period		5,348,492	6,489,213
Effect of movements in exchange rates on cash held		94,053	(27,487)
Cash and cash equivalents at the end of the year/period	15	6,489,213	6,415,441

NOTES

(Expressed in thousands of Renminbi unless otherwise indicated)

1	Basis of preparation and changes in accounting policies

(a)	Basis of preparation

The financial information set out in this announcement does not constitute the Group’s unaudited consolidated financial statements for the six months ended December 31, 2023, but is derived from those unaudited financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the HKEX.

The Company has changed its financial year end date from June 30 to December 31. Accordingly, the consolidated financial statements of the Group are for the six months ended December 31, 2023. The comparable amounts presented in these consolidated financial statements for the year ended June 30, 2023 are therefore not comparable.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments are stated at fair value.

(b)	Changes in accounting policies

The Group has applied the following new and amended IFRSs issued by the IASB to the financial statements for the six months ended December 31, 2023:

‧	Amendments to International Accounting Standards (“IAS”) 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

‧	Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction

‧	IFRS 17, Insurance Contracts and Amendment to IFRS 17, Insurance Contracts

‧	Amendments to IAS 8, Definition of Accounting Estimates

The Group has not applied any new standard or interpretation that is not yet effective for the six months ended December 31, 2023. Impacts of the adoption of the new and amended IFRSs are discussed below:

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

The amendments require entities to disclose material accounting policy information and provide guidance on applying the concept of materiality to accounting policy disclosure. The Group has considered the accounting policy information it has been disclosing and determined that it is consistent with the requirements of the amendments.

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented.

Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognized the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities, but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12.

Other than the Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies and the Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, the other two developments do not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

2	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the year ended June 30, 2023 and the six months ended December 31, 2023.

Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the year ended June 30, 2023 and the six months ended December 31, 2023. The segment information is as follows:

Reportable segments	Operations

MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the year ended June 30, 2023
	Reportable segments			Other segment	Total
	MINISO brand	TOP TOY brand	Total reportable segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	10,861,222	533,367	11,394,589	78,619	11,473,208
Inter-segment revenue	71	7,946	8,017	367,032	375,049

Segment revenue	10,861,293	541,313	11,402,606	445,651	11,848,257
Segment profit/(loss) before taxation	2,354,357	(20,412)	2,333,945	17,814	2,351,759
Finance income	139,577	1,201	140,778	2,969	143,747
Finance costs	(29,751)	(4,863)	(34,614)	(8)	(34,622)
Depreciation and amortization	(302,070)	(64,405)	(366,475)	(4,339)	(370,814)
Other material non-cash items:
– reversal of credit loss/(credit loss) on trade and other receivables	1,409	(246)	1,163	(91)	1,072
– impairment loss on non-current assets	(1,433)	(2,015)	(3,448)	–	(3,448)
Segment assets	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the year*	933,768	37,434	971,202	4,221	975,423
Segment liabilities	3,937,784	493,044	4,430,828	43,699	4,474,527

	As at and for the six months ended December 31, 2023
	Reportable segments			Other segment	Total
	MINISO brand	TOP TOY brand	Total reportable segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	7,251,610	368,842	7,620,452	12,015	7,632,467
Inter-segment revenue	2,198	4,172	6,370	93,921	100,291

Segment revenue	7,253,808	373,014	7,626,822	105,936	7,732,758
Segment profit before taxation	1,644,839	6,479	1,651,318	2,924	1,654,242
Finance income	120,064	640	120,704	1,911	122,615
Finance costs	(23,042)	(2,146)	(25,188)	(14)	(25,202)
Depreciation and amortization	(245,796)	(31,906)	(277,702)	(3,058)	(280,760)
Other material non-cash items:
– (credit loss)/reversal of credit loss on trade and other receivables	(2,791)	988	(1,803)	(277)	(2,080)
– impairment loss on non-current assets	(3,682)	(865)	(4,547)	–	(4,547)
Segment assets	11,547,381	400,602	11,947,983	191,275	12,139,258
Additions to non-current assets during the period*	733,107	75,329	808,436	2,941	811,377
Segment liabilities	4,841,577	335,870	5,177,447	41,403	5,218,850

Note:

*	The additions to non-current assets do not include additions to deferred tax assets, non-current prepayments, non-current trade receivables and non-current other investments.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	11,402,606	7,626,822
Revenue for other segment	445,651	105,936
Elimination of inter-segment revenue	(375,049)	(100,291)

Consolidated revenue	11,473,208	7,632,467

ii. Profit before taxation
Total profit before taxation for reportable segments	2,333,945	1,651,318
Profit before taxation for other segment	17,814	2,924
Unallocated amounts:
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	(18,145)	(1,500)

Consolidated profit before taxation	2,333,614	1,652,742

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	10,935,144	11,947,983
Assets for other segment	190,366	191,275
Other unallocated amounts
– Assets relating to construction of headquarters building	2,078,833	2,107,557
– Apartments for use as staff quarters	243,370	238,494

Consolidated total assets	13,447,713	14,485,309

iv. Liabilities
Total liabilities for reportable segments	4,430,828	5,177,447
Liabilities for other segment	43,699	41,403
Other unallocated amounts
– Liabilities relating to construction of headquarters building	54,918	75,242

Consolidated total liabilities	4,529,445	5,294,092

v. Other material items

	For the year ended June 30, 2023
	Reportable segment totals	Other segment	Unallocated amount	Consolidated totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	140,778	2,969	1,478	145,225
Finance costs	(34,614)	(8)	–	(34,622)
Depreciation and amortization	(366,475)	(4,339)	(20,353)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables	1,163	(91)	–	1,072
Impairment loss on non-current assets	(3,448)	–	–	(3,448)

	For the six months ended December 31, 2023
	Reportable segment totals	Other segment	Unallocated amount	Consolidated totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	120,704	1,911	1,354	123,969
Finance costs	(25,188)	(14)	–	(25,202)
Depreciation and amortization	(277,702)	(3,058)	(4,481)	(285,241)
Credit loss on trade and other receivables	(1,803)	(277)	–	(2,080)
Impairment loss on non-current assets	(4,547)	–	–	(4,547)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	7,650,821	4,843,127
Other Asian countries excluding the PRC	1,821,080	1,157,261
America	1,738,058	1,403,936
Europe	151,496	154,737
Others	111,753	73,406

	11,473,208	7,632,467

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	2,672,426	3,052,525
Other Asian countries excluding the PRC	121,614	166,623
America	512,322	644,765
Europe	1,859	99,029

	3,308,221	3,962,942

Non-current assets exclude deferred tax assets, non-current prepayments and non-current other investments.

3	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s self-operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	990,048	1,004,114
– Product sales to franchisees	5,960,518	3,857,191
– Sales to offline distributors	2,612,742	1,660,860
– Online sales	706,397	355,380
– Other sales channels	87,530	44,149

Sub-total	10,357,235	6,921,694

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	84,711	37,074
– Sales-based royalties	102,089	66,113
– Sales-based management and consultation service fees	500,775	323,182

Sub-total	687,575	426,369

– Others*	428,398	284,404

	11,473,208	7,632,467

Timing of revenue recognition
– Point in time	10,619,987	7,195,509
– Over time	853,221	436,958

Revenue from contracts with customers	11,473,208	7,632,467

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

4	Other income

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Tax refund	2,660	469
Government grants (i)	8,807	8,091
Income from depositary bank (ii)	6,468	10,433

	17,935	18,993

Notes:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

(ii)	The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period. In addition, the Company received rebate of fees from depositary bank of USD1,107,000 (equivalent to RMB7,940,000) during the six months ended December 31, 2023.

5	Expenses by nature

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Cost of inventories	6,859,362	4,292,806
Payroll and employee benefits (i)	819,592	580,801
Rental and related expenses	69,174	80,847
Depreciation and amortization (ii)	391,167	285,241
Licensing expenses	249,437	178,241
Promotion and advertising expenses	315,976	246,883
Logistics expenses	295,933	203,024
Travelling expenses	66,544	45,827
Other expenses	312,677	198,561

Total cost of sales, selling and distribution and general and administrative expenses	9,379,862	6,112,231

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Salaries, wages and bonus	657,236	463,208
Contributions to social security contribution plan	75,168	53,977
Welfare expenses	24,306	17,184
Equity-settled share-based payment expenses	62,882	46,432

	819,592	580,801

(ii)	Depreciation and amortization are analyzed as follows:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Property, plant and equipment	70,706	59,652
Right-of-use assets	334,193	239,787
Less: amount capitalized as construction in progress	(33,907)	(22,604)
Intangible assets	20,175	8,406

	391,167	285,241

6	Other net income

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Net foreign exchange gain/(loss)(i)	109,095	(15,025)
Losses on disposal of property, plants and equipment and intangible assets	(5,350)	(1,632)
Investment income from other investments	42,921	14,281
Scrap income	12,137	5,912
Net change in fair value of other investments	(3,692)	14,270
(Provision)/reversal of litigation compensation(ii)	(37,710)	408
Gains relating to cancellation and modification of lease contracts	193	4,821
Others	(3,488)	(1,930)

	114,106	21,105

Notes:

(i)	Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.

(ii)	Litigation compensation for the year ended June 30, 2023 mainly represented the provision made for the lawsuit relating to illicit competition.

7	Net finance income

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Finance income
– Interest income	145,225	123,969

Finance costs
– Interest on loans and borrowings	(226)	(90)
– Interest on lease liabilities	(34,396)	(25,112)

	(34,622)	(25,202)

Net finance income	110,603	98,767

8	Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year/period	557,630	339,409
Deferred tax
Origination and reversal of temporary differences	(5,845)	57,256

Tax expense	551,785	396,665

1)	Cayman Islands and the British Virgin Islands (“BVI”)

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3)	Mainland China

Under the Corporate Income Tax (“CIT”) Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15% prior to December 31, 2022.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three years ending December 31, 2024.

The non-PRC resident entities are subject to PRC withholding tax of 10% on their taxable income derived from mainland China.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the states of California and Texas, and thus they will be subject to state income tax rate of 8.84% and 0.75%, respectively. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 4.9% to 11.5% depending on the location of the operation.

5)	Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate of 22% on taxable income.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 29.12% from fiscal year ended March 31, 2023 and onwards.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

9)	Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20% on its assessable income.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Profit before taxation	2,333,614	1,652,742

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	566,955	394,856
Tax effect of share-based compensation expenses	15,435	11,401
Tax effect of other non-deductible expenses	13,666	7,310
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(42,739)	(10,756)
Tax effect of additional deduction on research and development costs	(4,217)	(3,476)
Tax effect of exempted and non-taxable income	(7,421)	(12,481)
Withholding tax on income of non-PRC resident entities derived from mainland China	–	4,095
Effect of unused tax losses not recognized/(being utilized)	22,956	(8,002)
Effect of deductible temporary differences (being utilized)/not recognized	(12,850)	13,718

Actual tax expenses	551,785	396,665

9	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	Profit attributable to ordinary shareholders (basic):

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Profit attributable to the equity shareholders of the Company	1,768,926	1,248,405
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(424)	–

Profit used to determine basic earnings per share	1,768,502	1,248,405

The unvested restricted shares granted to employees under the 2020 Share Incentive Plan are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii)	Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,243,320,377 and 1,244,926,865 in issue for the year ended June 30, 2023 and the six months ended December 31, 2023, respectively, were calculated as follows:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	Number of shares	Number of shares
Issued ordinary share at the beginning of the year/period	1,202,646,619	1,244,854,689
Effect of shares issued relating to Hong Kong public offering and exercise of the over- allotment option	40,181,685	–
Effect of shares released from share incentive plan	2,878,812	281,729
Effect of repurchase of shares	(2,386,739)	(209,553)

Weighted average number of ordinary shares	1,243,320,377	1,244,926,865

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the year ended June 30, 2023 and the six months ended December 31, 2023, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB1,768,926,000 and RMB1,248,405,000 and the weighted average number of ordinary shares of 1,250,545,116 and 1,251,635,862 shares, respectively, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,243,320,377	1,244,926,865
Dilutive effect of share incentive plan	7,224,739	6,708,997

Weighted average number of ordinary shares, diluted	1,250,545,116	1,251,635,862

10	Property, plant and equipment

	Apartments	Leasehold improvements	Office equipment	Store operating equipment	Motor vehicles	Moulds	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153
Acquisition of a subsidiary	–	451	888	–	–	–	–	1,339
Additions	–	8,710	7,348	5,348	675	19,585	155,331	196,997
Transfer from construction in progress	–	36,419	–	–	–	–	(36,419)	–
Disposals	–	(75,541)	(5,611)	(5,191)	–	(253)	(2,084)	(88,680)
Exchange adjustments	–	9,112	380	(225)	67	–	757	10,091

At June 30, 2023	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900

Additions	–	18,980	9,177	10,479	306	11,607	254,784	305,333
Transfer from construction in progress	–	75,184	–	–	–	–	(75,184)	–
Disposals	–	(12,467)	(791)	(6,830)	–	(6,445)	–	(26,533)
Exchange adjustments	–	(2,685)	(596)	(541)	(26)	–	(504)	(4,352)

At December 31, 2023	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348

Accumulated depreciation:
At July 1, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	–	(132,921)
Charge for the year	(8,712)	(24,270)	(10,981)	(4,690)	(475)	(21,578)	–	(70,706)
Written back on disposals	–	44,866	3,058	3,857	–	63	–	51,844
Exchange adjustments	–	(3,084)	(887)	587	(18)	–	–	(3,402)

At June 30, 2023	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)	–	(155,185)

Charge for the period	(4,357)	(39,815)	(5,530)	(1,206)	(232)	(8,512)	–	(59,652)
Written back on disposals	–	9,226	322	3,866	–	6,100	–	19,514
Exchange adjustments	–	(270)	510	236	14	–	–	490

At December 31, 2023	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	–	(194,833)

Impairment:
At July 1, 2022	–	(38,716)	(1,422)	(3,200)	–	–	–	(43,338)
Addition	–	(5,640)	(591)	(1,017)	–	–	–	(7,248)
Written back on disposals	–	24,875	–	1,140	–	–	–	26,015
Exchange adjustments	–	(2,031)	197	324	–	–	–	(1,510)

At June 30, 2023	–	(21,512)	(1,816)	(2,753)	–	–	–	(26,081)

Addition	–	(3,459)	–	(1,088)	–	–	–	(4,547)
Written back on disposals	–	2,701	–	1,167	–	–	–	3,868
Exchange adjustments	–	351	158	42	–	–	–	551

At December 31, 2023	–	(21,919)	(1,658)	(2,632)	–	–	–	(26,209)

Net book value:
At June 30, 2023	226,389	87,255	19,387	17,073	1,140	7,001	176,389	534,634

At December 31, 2023	222,032	135,001	22,637	23,198	1,202	9,751	355,485	769,306

11	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property	Warehouse equipment	Land use right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2022	1,013,124	10,648	1,782,410	2,806,182
Acquisition of a subsidiary	10,467	–	–	10,467
Additions	718,845	143	–	718,988
Derecognition	(620,305)	–	–	(620,305)
Exchange adjustments	35,218	–	–	35,218

At June 30, 2023	1,157,349	10,791	1,782,410	2,950,550

Additions	622,913	–	–	622,913
Derecognition	(113,564)	(143)	–	(113,707)
Exchange adjustments	(14,294)	–	–	(14,294)

At December 31, 2023	1,652,404	10,648	1,782,410	3,445,462

Accumulated depreciation:
At July 1, 2022	(394,540)	(3,844)	(30,531)	(428,915)
Charge for the year	(285,393)	(3,592)	(45,208)	(334,193)
Derecognition	384,771	–	–	384,771
Exchange adjustments	(11,660)	–	–	(11,660)

At June 30, 2023	(306,822)	(7,436)	(75,739)	(389,997)

Charge for the period	(215,399)	(1,784)	(22,604)	(239,787)
Derecognition	79,886	48	–	79,934
Exchange adjustments	5,248	–	–	5,248

At December 31, 2023	(437,087)	(9,172)	(98,343)	(544,602)

Impairment:
At July 1, 2022	(34,678)	–	–	(34,678)
Reversal	3,800	–	–	3,800
Derecognition	24,439	–	–	24,439
Exchange adjustments	(1,514)	–	–	(1,514)

At June 30, 2023	(7,953)	–	–	(7,953)

Derecognition	7,858	–	–	7,858
Exchange adjustments	95	–	–	95

At December 31, 2023	–	–	–	–

Net book value:
At June 30, 2023	842,574	3,355	1,706,671	2,552,600

At December 31, 2023	1,215,317	1,476	1,684,067	2,900,860

12	Other investments

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
– Investment in an unlisted enterprise	73,870	90,603

Current
– Investments in trust investment schemes	205,329	202,866
– Investment in a wealth management product	–	50,000

	205,329	252,866

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to November 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2023 was estimated to be RMB101,600,000. As of December 31, 2023, the above investment in Trust Scheme A has been redeemed.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to January 2024. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2023 and December 31, 2023 was estimated to be RMB103,729,000 and RMB101,437,000, respectively.

In July 2023, the Group invested in another trust investment scheme (“Trust Scheme C”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within six months. Pursuant to the agreement, the Trust Scheme C is designated to make the majority of its investments in debt securities and funds, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2023 was estimated to be RMB101,429,000.

On December 26, 2023, the Group invested in a wealth management product managed by a bank in the PRC, with the principal amount of RMB50,000,000, which is with an original maturity of 35 days. The underlying investment portfolio of the wealth management product mainly includes money market instruments and other financial instruments with fixed return. The principal and return of the investment in the wealth management product are not guaranteed. Fair value of this investment as at December 31, 2023 is estimated to be RMB50,000,000.

In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment’s contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.

13	Inventories

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Finished goods	1,447,799	1,917,133
Low-value consumables	2,720	5,108

	1,450,519	1,922,241

a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended June 30,	For the six months ended December 31,
	2023	2023
	RMB’000	RMB’000
Carrying amount of inventories sold	6,879,212	4,290,874
(Reversal of write-down)/write-down of inventories	(19,850)	1,932

Cost of inventories recognized in consolidated statements of profit or loss	6,859,362	4,292,806

14            Trade and other receivables

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Non-current
Trade receivables	–	18,045
Less: loss allowance	–	(433)

Trade receivables, net of loss allowance(iii)	–	17,612
Amounts due from related parties	10,647	10,760
Deposits	41,834	81,153
Value-added tax (“VAT”) recoverable	22,160	26,271

	74,641	135,796

Current
Trade receivables	394,727	504,938
Less: loss allowance	(88,764)	(78,001)

Trade receivables, net of loss allowance	305,963	426,937
Amounts due from related parties	5,602	27,836
Miscellaneous expenses paid on behalf of franchisees	265,335	336,497
VAT recoverable	270,298	251,162
Rental deposits	86,600	98,141
Receivables due from on-line payment platforms and banks(i)	34,726	103,406
Prepayments for inventories	49,631	51,084
Prepayments for licensing expenses	40,934	43,996
Prepayments for promotion and advertising expenses	17,374	11,577
Prepayments for repurchase of shares	3,693	87,324
Others	70,000	80,397

	1,150,156	1,518,357

Notes:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 32 to 36 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 20 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Non-current portion
Within 90 days	–	11,187
91 to 180 days	–	6,425

	–	17,612

Current portion
Within 90 days	281,511	367,560
91 to 180 days	20,112	51,516
181 to 360 days	2,332	7,327
361 to 540 days	1,074	229
Over 540 days	934	305

	305,963	426,937

15	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Cash on hand	576	783
Cash at bank	6,488,637	6,414,658

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,489,213	6,415,441

16	Restricted cash

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Bank deposits held in an escrow bank account(i)	1,391	4,462
Bank deposits frozen for legal proceedings(ii)	25,682	3,508

	27,073	7,970

Notes:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

(ii)	The balance mainly represented deposits frozen for the lawsuit relating to illicit competition.

17	Trade and other payables

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Non-current
Payable relating to construction projects	–	12,411

Current
Trade payables	653,713	855,914
Payroll payable	93,065	166,079
Accrued expenses	236,594	309,951
Other taxes payable	49,072	43,850
Deposits	1,785,405	1,782,181
Payable relating to leasehold improvements	47,654	59,653
Payable relating to construction projects	25,835	33,051
Amounts due to related parties	6,371	7,334
Others	121,593	131,813

	3,019,302	3,389,826

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at June 30,	As at December 31,
	2023	2023
	RMB’000	RMB’000
Within 1 month	613,353	795,416
1 to 3 months	27,210	42,183
3 months to 1 year	7,350	8,296
Over 1 year	5,800	10,019

	653,713	855,914

18	Share capital and additional paid-in capital

As at June 30, 2023 and December 31, 2023, the Company authorized 5,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of June 30, 2023 and December 31, 2023, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at June 30, 2023		As at December 31, 2023
	Number of shares	Share capital	Number of shares	Share capital
		RMB’000		RMB’000
Ordinary shares	1,263,689,685	95	1,263,689,685	95

(i)	On July 13, 2022, the Company completed its dual primary listing on the HKEX. In connection with the dual primary listing, the Company completed a global offering and issued 41,586,200 ordinary shares, including 486,200 shares upon exercise of the over-allotment option, with a par value of USD0.00001 each and offer price of HKD13.80 each.

(ii)	During the year ended June 30, 2023 and the six months ended December 31, 2023, 4,161,100 and 636,608 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(iii)	During the year ended June 30, 2023, 3,462,870 shares were cancelled, which mainly including 3,462,868 shares repurchased under 2022 share repurchase program.

(iv)	As at June 30, 2023 and December 31, 2023, among the ordinary shares issued, 18,834,996 and 20,356,896 shares were recognized as treasury shares, respectively.

(v)	On September 29, 2022, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 Share Repurchase Program”).

During the year ended June 30, 2023, the Company repurchased 3,373,228 ordinary shares on the New York Stock Exchange and 166,000 ordinary shares on the HKEX under the 2021 and 2022 Share Repurchase Programs for total considerations of USD4,370,000 (equivalent to RMB31,175,000) and HKD1,696,000 (equivalent to RMB1,536,000), respectively.

On September 15, 2023, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the “2023 Share Repurchase Program”).

During the six months ended December 31, 2023, the Company repurchased ordinary shares under the 2023 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the HKEX
Month	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
December 2023	1,450,108	4.98	4.57	6,981	708,400	37.85	36.35	26,290

Equivalent to RMB’000				49,630				23,930

Pursuant to 2021 share repurchase program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the board of directors of the Company approved to transfer all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share awards under the 2020 Share Incentive Plan.

Under the 2022 Share Repurchase Program, 166,000 shares repurchased on the HKEX and 3,296,868 shares repurchased on the New York Stock Exchange were cancelled as of June 30, 2023.

(vi)	Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company transferred RMB730,898,000 (equivalent to USD105 million) of additional paid-in capital to set off its accumulated losses.

19            Dividends

During the year ended June 30, 2023, special cash dividends of USD0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the six months December 31, 2023, final dividends of US$0.103 per ordinary share, amounting to USD128,758,000 (equivalent to RMB923,664,000), in respect of the year ended June 30, 2023, were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the website of the HKEX at www.hkexnews.hk and our Company’s website at ir.miniso.com. The annual report of the Company for the six months ended December 31, 2023 will be made available for review on the above websites in due course. A separate environmental, social and governance report of the Company will also be made available for review on the above websites in due course.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 12, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.